## Risks and Disclosures

1.  Our Company has little to no operating history and there is no guarantee we will be able to successfully launch our Business Plan. Investments in startups are speculative and these companies often fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

2.  Since the Company will be mining Cyrpto Currencies, there is inherent risks involved with mining, owning, trading and converting these currencies to fiat currencies.

3.  You may be investing in preferred equity, Revenue Share Promissory Notes (RSPN), common equity, or convertible notes. These securities instruments all have different inherent risks caused by their structure. You should take the time to understand the nature of the securities instrument that you are investing in

4.  Startup companies may need to raise additional capital in the future. When these new investors make their investment into the company, they may receive newly issued securities. These new securities will dilute the percentage ownership that you have in the business.

5.  The startup may face competition from other companies, some of which might have received more funding than the startup has. One or more of the company's competitors could offer services like those offered by the company at significantly lower prices, which would cause downward pressure on the prices the company would be able to charge for its services. If the company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the company's results of operations and financial condition

6.  The company is at an early stage may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long trading history. The company is also only obligated to provide limited information regarding its business and financial affairs to investors.

7.  The company may require funds more than its existing cash resources to fund operating expenses, develop new products, expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the company needs additional funding, it is possible that the company will be unable to obtain additional funding when it needs it, or the terms of any available funding may be unfavorable. If the company is unable to obtain additional funding, it may not be able to repay debts when they are due, or the new funding may excessively dilute existing investors. If the company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

8.  Unlike publicly traded companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. The issuer will set

the share price for your investment and you may risk overpaying for your investment. The price you pay for your investment may have a material impact on your eventual return, if any at all.

9.  Any returns may take several years to materialize. Most startups take five to seven years to generate any investment return, if any at all. It may also take many years before you will know if a startup investment will generate any return. You should not invest any funds in which you require a return within a certain time frame.

10.  The amount of return on investment, if any, is highly variable and not guaranteed. Some startups may be successful and generate significant returns, but many will not be successful and will only generate small returns, if any at all. Any returns that you may receive will be variable in amount, frequency, and timing. You should not invest any funds in which you require a regular, predictable, and/or stable return.